UNDERTAKING

TO:	Ontario Securities Commission ("OSC")

RE:	Final short form base shelf prospectus of Electrovaya Inc. (the "Issuer") dated December 7, 2021 (the "Prospectus")

In connection with the filing by the Issuer of the Prospectus, the Issuer hereby undertakes that it will not distribute Securities under the Prospectus until the Issuer has entered into a definitive agreement to extend or renew the maturity date of each of (i) its $7 million revolving credit facility and (ii) its $6 million variable rate demand promissory note with a Canadian financial institution due December 31, 2021 to a date not earlier than July 1, 2022.

Capitalized terms defined in the Prospectus and not otherwise defined herein shall have the same meaning as in the Prospectus.

DATED the 7th day of December, 2021.

ELECTROVAYA INC.

By:	"Sankar Das Gupta"
Name: Sankar Das Gupta
Title: President & Chief Executive Officer